UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of April, 2007

                                Golar LNG Limited
                 (Translation of registrant's name into English)

                        Commission File Number: 000-50113

                   Par-la-Ville Place, 14 Par-la-Ville Road,
                        Hamilton, HM 08, Bermuda (Address
                         of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                              Form 20-F X    Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes____   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper by Regulations S-T Rule 101(b)(1):

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited (the "Company"), dated April 4, 2007.

                                  Exhibit 99.1


                                   GOLAR INC
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                                Total Return Swap

Golar LNG have, as of April 4 2007, in connection with the Company's Stock Indexed Total Return Swap with Nova Scotia Bank acquired 112,000 shares in Golar LNG at a price of NOK 82.00 per share. The Total Return Swap consists, after this acquisition, of 1,241,300 shares at an average price of NOK 76.32 and the remaining shares authorised to be acquired under this swap amount to 1,958,700 shares.

Hamilton, Bermuda
April 4, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           GOLAR LNG LIMITED
                                           (Registrant)

                                           By /s/ Graham Robjohns
                                             ------------------------
                                             Graham Robjohns
                                             Chief Financial Officer

                                           Dated:  April 12, 2007

SK 03849 0004 764729